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                          May 25, 2023

       Lee Rudow
       President and Chief Executive Officer
       Transcat, Inc.
       35 Vantage Point Drive
       Rochester, New York 14624

                                                        Re: Transcat, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2023
                                                            File No. 333-272069

       Dear Lee Rudow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
O'Leary at 202-551-4451 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              James M. Jenkins, Esq.